Locke Liddell & Sapp LLP
Attorneys & Counselors

3400 JP Morgan Chase Tower		(713) 226-1200
600 Travis Street		Fax: (713) 223-3717
Houston, Texas 77002-3095	Austin • Dallas • Houston • New Orleans	www.lockeliddell.com
August 23, 2005
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attn: Mark P. Shuman

Re:	US Dataworks, Inc. Form S-3 filed July 28, 2005 Registration No. 333-126984
Dear Mr. Shuman:
     This letter responds to the Staff’s comment letter of August 17, 2005, addressed to Mr. Charles E. Ramey, regarding the Registration Statement on Form S-3 (File No. 333-126984), which was filed with the Commission by US Dataworks, Inc. (“US Dataworks” or the “Company”) on July 28, 2005 (the “Registration Statement”). Below are the comments contained in your letter followed by the Company’s responses, which are numbered to correspond to the numbers assigned in your letter. Capitalized terms used but not defined herein have the meanings that are in the Registration Statement.
     The Company respectfully requests that the appropriate members of the Staff review the Registration Statement and the Company’s responses as reflected in this letter at their earliest convenience and advise the Company as to further comments, if any, as soon as possible.
Registration Statement on Form S-3
General
1.	We note that you filed an Item 3.02 Form 8-K on July 21, 2005, more than a month after the date of the event being reported. As Form 8-K requires that Item 3.02 events be reported within four business days, and as Form S-3 requires that a company must have timely filed all reports required to be filed during the twelve calendar months preceding the filing of the registration statement, please explain why you believe you were eligible to use Form S-3 at the time you filed your registration statement.
Response: The Company’s Item 3.02 Form 8-K filed on July 21, 2005 disclosed the Company’s issuance to certain investors, in a private placement, of an aggregate of 1,258,654 shares of the Company’s common stock and warrants to acquire an additional 629,328 shares of the Company’s common stock (the “Unregistered Securities”). The

Securities and Exchange Commission
August 23, 2005

purchase agreement and related transaction documents evidencing the sale of the Unregistered Securities (the “Agreements”) were negotiated in June 2005 and submitted to the American Stock Exchange for approval on or about June 17, 2005. The Company did not enter into the Agreements or issue any securities at that time.
The American Stock Exchange approved the proposed issuance on July 19, 2005. The Company and the investors then closed and settled the issuance of the Unregistered Securities (but agreed that the Agreements would be dated effective as of June 16, 2005). The “date of earliest event reported” in the Form 8-K should have been July 19, 2005 and not June 16, 2005. The Company apologizes for any confusion caused by this dating issue. If necessary, the Company will file an amended Form 8-K with the July 19th date.
Based on the foregoing, the Company has timely filed all reports required to be filed by it during the twelve months preceding the filing of the Registration Statement, and is therefore eligible to use Form S-3.
Where You Can Find More Information, page 2
2.	Please update this section to reflect the filing of your Form 10-QSB for the quarter ended June 30, 2005 and to include your Form 8-K filed June 22, 2005. Additionally, ensure that this section is updated to include any filings that are made prior to effectiveness and are required to be incorporated by reference. See H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.
Response: The Company notes your comment and has updated the Registration Statement accordingly. The amended Registration Statement has been filed concurrently with this letter.
     Please direct any comments or questions you may have regarding the foregoing to me at (713) 226-1496 or to Eric Johnson at (713) 226-1249.
Submitted at the request and on behalf of
US Dataworks, Inc.
Very truly yours,
David F. Taylor
For the Firm

Securities and Exchange Commission
August 23, 2005

cc:	Ms. Sara Kalin Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549-0404 VIA FACSIMILE NO. (202) 772-9210
Mr. John Reiland US Dataworks, Inc.
Mr. J. Eric Johnson (Firm)